		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			       FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the fiscaL year ended:    November 30, 1995

				   OR

[]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ______________ to _______________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

    XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	   Xerox Corporation
	   P.O. Box 1600
	   Stamford, Connecticut 06904-1600

		       SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN


Patricia M. Nazemetz
Plan Administrator

Stamford, Connecticut
Dated May 28, 1996
2

				   XEROX CORPORATION
			    PROFIT SHARING AND SAVINGS PLAN

			   Financial Statements and Schedule

			      November 30, 1995 and 1994

		     (With Independent Auditors' Report Thereon)
3


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

			 Statement of Net Assets Available for Plan Benefits
					with Fund Information
					  November 30, 1995

						 Fund Information
	     _________________________________________________________________________________________________________________
						       Small
		 International               Company                            Xerox       Segregated  Employee
		   Stock       U.S Stock     Stock       Balanced    Income     Stock       Assets      Loan
		   Fund          Fund        Fund        Fund        Fund       Fund        Fund        Fund         Total
													  (see note 4)
Assets:

Investment in
employees'
loans         $      -           -           -            -            -           -           -     55,089,047      55,089,047
Investment in
Master Trust    73,612,588  75,230,057  71,105,345  584,912,455  767,283,041  130,445,603   864,596        -      1,703,453,685

Total assets    73,612,588  75,230,057  71,105,345  584,912,455  767,283,041  130,445,603   864,596   55,089,047  1,758,542,732


Liabilities:
Accrued expenses
and other
liabilities        (9,514)      55,601      29,473      474,491      112,074       38,576        -           -          700,701

Due from (to)
other funds        91,727    2,807,519   2,213,068    3,637,060  (11,184,917)   1,352,939        -     1,082,604        -

Net assets
available for
plan benefits $73,713,829   77,981,975  73,288,940  588,075,024  755,986,050  131,759,966   864,596   56,171,651  1,757,842,031

The accompanying notes are an integral part of the financial statements.


					 XEROX CORPORATION
				  PROFIT SHARING AND SAVINGS PLAN

			 Statement of Net Assets Available for Plan Benefits
					with Fund Information

					  November 30, 1994
						 Fund Information
	     _________________________________________________________________________________________________________________
						  Small
	       International              Company                              Xerox      Segregated   Employee
		    Stock      U.S Stock    Stock       Balanced      Income     Stock      Assets       Loan
		    Fund         Fund         Fund        Fund          Fund      Fund       Fund         Fund          Total
													    (see note 4)
Assets:

Investment in
employees'
loans         $      -           -           -            -            -           -           -     54,862,287     54,862,287
Investment in
Master Trust   66,071,371  37,033,463  38,123,594  482,117,043  718,541,144  81,345,830  18,971,990        -     1,442,204,435

Total assets   66,071,371  37,033,463  38,123,594  482,117,043  718,541,144  81,345,830  18,971,990  54,862,287  1,497,066,722


Liabilities:
Accrued expenses
and other
liabilities        71,626      35,147      44,911      649,589      497,558      54,250        -           -         1,353,081

Due from (to)
other funds      (555,669)     73,020     809,692   (4,649,728)     748,137   2,432,972        -      1,141,576           -

Net assets
available for
plan benefits $65,444,076  37,071,336  38,888,375  476,817,726  718,791,723  83,724,552  18,971,990  56,003,863  1,495,713,641

The accompanying notes are an integral part of the financial statements.

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN
		    Statement of Changes in Net Assets Available for Plan Benefits
					with Fund Information

				     Year ended November 30, 1995
						 Fund Information
	     _________________________________________________________________________________________________________________
						    Small
		 International             Company                               Xerox       Segregated  Employee
		 Stock         U.S Stock   Stock       Balanced      Income      Stock       Assets      Loan
		 Fund          Fund        Fund        Fund          Fund        Fund        Fund        Fund            Total
													     (see note 4)

Contributions:
Employer        $1,509,983   1,387,801   1,569,077   19,239,174   19,063,717   4,681,935      -           -          47,451,687
Employees'
- - voluntary      7,537,090   7,455,412   6,676,232   36,759,920   39,766,636   9,394,117      -           -         107,589,407

Total
contributions    9,047,073   8,843,213   8,245,309   55,999,094   58,830,353  14,076,052      -           -         155,041,094


Net income from
Master Trust
investments, net
of administrative
expenses         6,053,116  14,407,844  11,494,148  102,880,430   56,404,076  38,105,232      -           -         229,344,846

Interest income on
 employees' loans     -           -           -            -            -           -         -        3,935,432      3,935,432

		    15,100,189  23,251,057  19,739,457  158,879,524  115,234,429  52,181,284      -        3,935,432    388,321,372


Benefit
payments        (3,424,903) (2,689,180) (2,472,416) (38,658,781) (72,667,579) (6,540,282)     -            -       (126,453,141)

Transfers among
funds           (3,405,533) 20,348,762  17,133,524   (8,963,445)  (5,709,720)  2,394,412 (18,030,356) (3,767,644)         -
Transfer from
AMTX, Inc.            -           -           -            -         337,197         -           -         -            337,197
Transfer to Xerox
Corporation
Retirement Income
Guarantee Plan        -           -           -            -            -            -       (77,038)      -            (77,038)
Net increase (decrease)
in net assets
available for
plan benefits    8,269,753  40,910,639  34,400,565  111,257,298   37,194,327  48,035,414 (18,107,394)    167,788    262,128,390

Net assets available
for plan benefits:
Beginning of
year            65,444,076  37,071,336  38,888,375  476,817,726  718,791,723  83,724,552  18,971,990  56,003,863  1,495,713,641
End of year    $73,713,829  77,981,975  73,288,940  588,075,024  755,986,050 131,759,966     864,596  56,171,651  1,757,842,031

The accompanying notes are an integral part of the financial statements.

6

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

		   Statement of Changes in Net Assets Available for Plan Benefits
					with Fund Information
				 Year ended November 30, 1994
						 Fund Information
	     _________________________________________________________________________________________________________________
						 Small
	      International            Company                               Xerox       Segregated  Employee
	      Stock         U.S Stock  Stock       Balanced     Income       Stock       Assets      Loan
	      Fund          Fund       Fund        Fund         Fund         Fund        Fund        Fund      Total
													  (see note 4)
Contributions:
Employees'
- - voluntary  $8,973,711    6,559,876   5,581,555   46,447,521  46,155,430   6,703,338      -               -       120,421,431

Net income (loss) from
Master Trust
investments, net
of administrative
expenses        928,278     (305,396)  1,559,894    9,710,699   46,884,189  11,869,615      -              -        70,647,279

Interest income on
 employees' loans    -           -           -            -            -           -        -         3,985,617      3,985,617

		  9,901,989    6,254,480   7,141,449   56,158,220   93,039,619  18,572,953      -         3,985,617    195,054,327

Benefit
payments     (3,202,169)  (1,386,953) (1,414,772) (34,596,847) (69,558,291) (4,536,540)      -            -        (114,695,572)

Transfers among
funds        28,661,411    6,991,533  12,358,393  (21,263,465) (12,849,729) 13,495,873  (25,972,794) (1,421,222)        -


Net increase (decrease)
in net assets
available for
plan
benefits     35,361,231   11,859,060  18,085,070      297,908  10,631,599   27,532,286  (25,972,794)  2,564,395     80,358,755

Net assets available
for plan benefits:
Beginning of
year         30,082,845   25,212,276  20,803,305  476,519,818 708,160,124   56,192,266   44,944,784  53,439,468  1,415,354,886
End of year $65,444,076   37,071,336  38,888,375  476,817,726 718,791,723   83,724,552   18,971,990  56,003,863  1,495,713,641

The accompanying notes are an integral part of the financial statements.

7

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements

			    November 30, 1995 and 1994


(1)  Description of Plan

The following description of the Xerox Corporation Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution plan covering substantially all full and part-time U.S. employees of Xerox Corporation (sponsor) and participating subsidiaries, except those covered by a collective bargaining agreement unless that agreement calls for participation in the Plan. Employees are automatically eligible to participate in the Plan after completing one year of service.

Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or purchase an annuity payable from a legal reserve life insurance company. Amounts allocated to participants who have elected to withdraw from the Plan but have not been paid are $3,525,402 in 1995 and $4,975,553 in 1994.

Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through any combination of before-tax and after-tax payroll deductions. (The maximum before-tax contribution for the 1995 calendar year is $9,240.) Employees are immediately vested in their savings contributions.

Xerox Optional Profit Sharing Contributions

Eligible employees may receive an optional profit sharing contribution from the Sponsor. The contribution ranges from zero to 10% of pay and is based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document. ROA is determined as of the Sponsor's calendar year-end, which differs from the November 30 Plan year-end.

An employee may receive the contribution in cash or Xerox Corporation common stock, or may elect to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in optional profit sharing contributions.

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


(1)  Description of Plan (continued)

For the calendar year ended December 31, 1995, the Sponsor's ROA was 18.5% which will result in an optional profit sharing contribution for the plan year ending November 30, 1995 for all eligible active employees at December 31, 1995 equal to 10% of pay or $230,473,696. Participants elected to invest $57,961,217 into the Plan which will be recorded as an employer contribution in the Plan's financial statements for the plan year ended November 30, 1996.

For the calendar year ended December 31, 1994, the Sponsor's ROA was 16.1%, which resulted in an optional profit sharing contribution for the plan year ending November 30, 1994 for all eligible active employees at December 31, 1994 equal to 9.1% of pay or $217,371,719. Participants elected to invest $47,451,687 into the Plan which is recorded as an employer contribution in the Plan's financial statements for the plan year ended November 30, 1995.

For the calendar year ended December 31, 1993, ROA targets (as defined in the Plan document) requiring the sponsor to make optional profit sharing contributions were not achieved. Accordingly, no optional profit sharing contributions were made in the plan year ended November 30, 1994.


Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master Trust). Employees can direct their plan accounts to one or more of the following six investment funds:

International Stock Fund -- Invests primarily in stocks of companies based outside of the U.S.

U.S. Stock Fund -- Invests primarily in stocks of medium to large U.S.
companies.

Small Company Stock Fund -- Invests primarily in stocks of smaller U.S. companies that fund managers believe have greater value than indicated by the current market price, or above average prospects for long-term growth.

Balanced Fund -- Under normal market conditions, invests approximately 70% in stocks; most of the remainder in bonds; some real estate, private placements, and cash. The mix may shift with market outlook.

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


(1)  Description of Plan (continued)

Income Fund -- Invests in contracts with insurance companies and banks; short to intermediate duration, high-quality bonds.

Xerox Stock Fund -- Invests in Xerox Corporation common stock and some cash for administrative purposes.

9
Segregated Assets Fund

This fund was established on April 1, 1991 and represents participant investments in certain guaranteed investment contracts which are segregated and frozen. See note 4 to the financial statements for further discussion.

Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value. At November 30, 1995, market value on loans approximates fair value.


(2)  Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 18, 1995, covering Plan amendments through January 31, 1995, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive distributions under the Plan.

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


(3)  Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of November 30, 1995:

     The Profit Sharing Plan of Xerox Corporation and The
      Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.

     Xerox Corporation Retirement Income Guarantee Plan;

     Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division,Union of Needletrades,
     Industrial and Textile Employees, A.F.L. - C.I.O.-
     C.L.C.; and

     XDS Investment Plan.


The Master Trust has six investment pools -- the International
Stock Pool, U.S. Stock Pool, Small Company Stock Pool, All Other
Pool, Income Fund, and the Xerox Stock Fund. Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pool in accordance with that interest as determined by participant fund elections. In addition, there is a Segregated Assets Fund which is discussed in note 4.

The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     Statement of Net Assets of the Master Trust as of November 30, 1995:

						   Small
		       International             Company                                    Xerox       Segregated
			 Stock        U.S Stock    Stock       All Other      Income        Stock       Assets
			  Pool         Pool         Pool        Pool           Fund          Fund        Fund                Total
Assets                                                                                           (see note 4)
Receivables:
Accrued dividends $   698,388      951,310       153,069       554,383           -        754,349        -            3,111,499
Accrued interest      338,037      381,209       192,981    10,093,759      7,869,209       1,929        -           18,877,124

Due from brokers    4,232,947   11,272,276     1,602,820    70,751,303     21,414,712         -          -          109,274,058
Total receivables   5,269,372   12,604,795     1,948,870    81,399,445     29,283,921     756,278        -          131,262,681

Investments
at fair value:
At market value:
Short-term
investments        14,959,661    50,261,165   35,589,654   188,143,760     45,129,459     506,921        -          334,590,620
Fixed income
   investments      8,948,937    10,355,388         -      809,199,571    281,135,924        -           -        1,109,639,820
Equity securities:
   Xerox common
   stock                 -            -            -             -              -     139,634,250        -          139,634,250
   Other          728,766,550 1,271,544,615  547,487,444   686,264,675          -            -           -        3,234,063,284
Investments at
  contract value:
Investment contracts
   with insurance
   companies and banks   -            -            -             -        755,908,409        -     1,269,049        757,177,458
At estimated fair value:
Interest in real estate
  trusts                 -            -            -       147,958,900          -           -           -           147,958,900
Other investments        -            -            -       112,288,466          -           -           -           112,288,466


Total
investments       752,675,148 1,332,161,168  583,077,098 1,943,855,372  1,082,173,792 140,141,171  1,269,049      5,835,352,798

Total assets      757,944,520 1,344,765,963  585,025,968 2,025,254,817  1,111,457,713 140,897,449  1,269,049      5,966,615,479

Liabilities
Cash overdraft           -               66           13       109,973          -           -           -               110,052
Due to brokers     10,932,258    19,692,289    4,030,794    98,607,735      3,436,720   1,717,850       -           138,417,646

Net assets       $747,012,262 1,325,073,608  580,995,161 1,926,537,109  1,108,020,993 139,179,599  1,269,049      5,828,087,781



12

					 XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of November 30,
     1995 is as follows:
						       Small
		  International                Company                                     Xerox       Segregated
		     Stock         U.S Stock    Stock        Balanced       Income          Stock       Assets
		     Fund            Fund         Fund         Fund          Fund            Fund        Fund            Total
															  (see note 4)
International
Stock Pool     $ 77,482,237         -            -        669,530,025           -           -           -         747,012,262

U.S. Stock Pool        -      78,184,642         -      1,246,888,966           -           -           -       1,325,073,608

Small Company
Stock Pool             -            -      74,130,432     506,864,729           -           -             -       580,995,161

All Other Pool         -            -            -      1,926,537,109           -           -             -     1,926,537,109

Income Fund            -            -            -              -     1,108,020,993         -             -     1,108,020,993

Xerox Stock Fund       -            -            -              -              -       139,179,599          -     139,179,599

Segregated Assets
Fund                   -            -            -              -              -           -        1,269,049       1,269,049


Total          $ 77,482,237   78,184,642   74,130,432  4,349,820,829  1,108,020,993    139,179,599  1,269,049   5,828,087,781



13


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of November 30, 1995 are as follows:
					      Small
		International                 Company                                      Xerox        Segregated
		Stock           U.S Stock     Stock        Balanced        Income          Stock         Assets
		Fund            Fund          Fund         Fund            Fund            Fund          Fund        Total
														    (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan           $ 73,612,588    75,230,057   71,105,345    584,912,455   767,283,041    130,445,603       864,596  1,703,453,683

The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employes,
A.F.L.-C.I.O
C.L.C.            3,869,649      2,954,585   3,025,087     37,830,372     95,765,469      8,733,996       85,695    152,264,853

Xerox Corporation
Retirement Income
Guarantee Plan         -           -             -      3,324,141,518    213,746,813          -          279,767  3,538,168,098

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.                -              -            -      402,496,038      31,225,670          -          38,991    433,760,699

XDS Investment
Plan                  -              -             -         440,446            -             -           -            440,446

Total          $ 77,482,237     78,184,642  74,130,432 4,349,820,829   1,108,020,993    139,179,599   1,269,049  5,828,087,781


14

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     Statement of Net Assets of the Master Trust as of November 30, 1994:

						  Small
		      International              Company                                    Xerox     Segregated
			 Stock      U.S Stock     Stock        All Other      Income        Stock       Assets
			 Pool         Pool         Pool          Pool           Fund         Fund        Fund          Total
Assets                                                                                           (see note 4)
Receivables:
Accrued dividends $   739,927      902,683      384,005       962,589           -        647,774        -        3,636,978
Accrued interest       31,634      467,698      246,978    11,408,094      6,385,420       6,679        -       18,546,503

Due from brokers   50,810,131   15,106,943   32,916,635    62,027,865           -           -           -      160,861,574
Total receivables  51,581,692   16,477,324   33,547,618    74,398,548      6,385,420     654,453        -      183,045,055

Investments
at fair value:
At market value:
Short-term
investments         5,796,344   42,326,949   56,522,639   235,949,816     50,879,699     973,372        -      392,448,819
Fixed income
   investments        753,429   20,082,445         -      718,869,624    168,599,692        -           -      908,305,190
Equity securities:
   Xerox common
   stock                 -            -            -             -              -     84,858,427        -       84,858,427
   Other          672,108,462  847,486,121  581,854,946   513,658,546           -           -           -    2,615,108,075
Investment contracts
   with insurance
   companies and banks   -            -            -             -       825,795,446        -     27,686,390   853,481,836
At estimated fair value:
Real estate trust
    interests            -            -            -      165,630,637           -           -           -      165,630,637
Other investments        -            -            -       91,304,131           -           -           -       91,304,131


Total
investments       678,658,235  909,895,515  638,377,585 1,725,412,754  1,045,274,837  85,831,799  27,686,390 5,111,137,115

Total assets      730,239,927  926,372,839  671,925,203 1,799,811,302  1,051,660,257  86,486,252  27,686,390 5,294,182,170

Due to brokers     13,937,155   15,992,660   11,442,462    48,988,924           -           -           -       90,361,201

Net assets       $716,302,772  910,380,179  660,482,741 1,750,822,378  1,051,660,257  86,486,252  27,686,390 5,203,820,969



15

					 XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of November 30,
     1994 is as follows:
					       Small
		   International              Company                                       Xerox       Segregated
		     Stock         U.S Stock    Stock        Balanced        Income          Stock       Assets
		      Fund          Fund         Fund         Fund            Fund            Fund        Fund          Total
															  (see note 4)
International
Stock Pool     $ 69,638,452         -            -       646,664,320           -           -             -       716,302,772

U.S. Stock Pool        -      38,368,076         -       872,012,103           -           -             -       910,380,179

Small Company
Stock Pool             -            -      39,472,492    621,010,249           -           -             -       660,482,741

All Other Pool         -            -            -     1,750,822,378           -           -             -     1,750,822,378

Income Fund            -            -            -              -     1,051,660,257        -             -     1,051,660,257

Xerox Stock Fund       -            -            -              -              -     86,486,252          -        86,486,252

Segregated Assets
Fund                   -            -            -              -              -           -       27,686,390     27,686,390


Total          $ 69,638,452   38,368,076   39,472,492  3,890,509,050  1,051,660,257  86,486,252    27,686,390  5,203,820,969




16


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of November 30, 1994 are as follows:
						   Small
		  International                   Company                                     Xerox        Segregated
		    Stock           U.S Stock     Stock        Balanced        Income          Stock       Assets
		     Fund            Fund          Fund         Fund            Fund            Fund        Fund      Total
														    (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan           $ 66,071,371     37,033,463    38,123,594    482,117,043     718,541,144    81,345,830  18,971,990  1,442,204,435

The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.            3,567,081      1,334,613     1,348,898     30,593,699      90,862,095     5,140,422   1,874,205    134,721,013

Xerox Corporation
Retirement Income
Guarantee Plan         -              -             -     3,000,228,425     209,683,564          -      5,989,417  3,215,901,406

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.-
C.L.C.                 -              -             -       377,207,391      32,573,454          -        850,778    410,631,623

XDS Investment
Plan                   -              -             -           362,492            -           -             -           362,492

Total          $ 69,638,452     38,368,076    39,472,492  3,890,509,050   1,051,660,257   86,486,252   27,686,390  5,203,820,969


17

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

    Statement of Changes in Net Assets of the Master Trust for the year ended November 30, 1995:


						     Small
		      International                 Company                                     Xerox       Segregated
			Stock            U.S Stock   Stock      All Other       Income         Stock         Assets
			 Pool             Pool        Pool       Pool            Fund           Fund          Fund     Total
														      (see note 4)
Additions:
Transfers in       $11,203,070     10,647,422     9,889,067   85,878,768     84,155,229   17,685,297          -      219,458,853

Investment earnings:
   Interest            770,531      3,528,423     2,776,738   76,856,014     74,729,139       76,567          -      157,737,412
   Dividends        10,025,054     38,515,695    11,517,423   24,966,258          -        2,953,609          -       87,978,039
   Net App(Dep)     58,941,923    271,364,157   102,753,507  224,463,457      8,921,130   37,632,740          -      704,076,914
   Margin Variation
      on future
      investments    1,028,520          -             -       24,311,485       (161,741)        -             -       25,178,264
   Other               177,235         31,509       167,756      860,675         34,868        2,867          -        1,274,910

   Total investment
      earnings      70,943,263    313,439,784   117,215,424  351,457,889     83,523,396   40,665,783          -      977,245,539
Total Additions     82,146,333    324,087,206   127,104,491  437,336,657    167,678,625   58,351,080          -    1,196,704,392

Deductions:
   Administrative
      Expense        5,498,273      4,104,929    3,358,532    14,784,130      2,519,253      123,498          -       30,388,615
   Transfer out      4,762,702      3,679,415    3,354,142   352,038,038    168,483,364   10,173,220          -      542,490,881

Total deductions    10,260,975      7,784,344    6,712,674   366,822,168    171,002,617   10,296,718          -      572,879,496

Transfers between
funds/pools       (41,175,868)    98,390,567 (199,879,397)   105,200,242     59,242,812    4,638,985   (26,417,341)         -
Transfer from
AMTX, Inc.             -               -           -           -                441,916           -             -        441,916
Net assets:
Beginning of
  year            716,302,772    910,380,179  660,482,741  1,750,822,378  1,051,660,257    86,486,252   27,686,390 5,203,820,969

End of year      $747,012,262  1,325,073,608  580,995,161  1,926,537,109  1,108,020,993   139,179,599    1,269,049 5,828,087,781

18

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

     The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended November 30, 1995:

						     Small
		   International                   Company                                       Xerox
		      Stock          U.S Stock       Stock      Balanced          Income         Stock
		       Fund           Fund            Fund       Fund              Fund           Fund      Total

International
Stock Pool        $6,256,251               -           -       59,188,739          -              -         65,444,990

U.S. Stock Pool         -            14,942,724       -       294,392,131          -              -        309,334,855

Small Company
Stock Pool              -                  -     11,888,984   101,967,908          -              -        113,856,892

All Other Pool          -                  -           -      336,673,759          -              -        336,673,759

Income Fund             -                  -           -             -        81,004,143          -         81,004,143

Xerox Stock Fund        -                  -           -             -             -        40,542,284      40,542,284

Total            $6,256,251          14,942,724  11,888,984   792,222,537     81,004,143    40,542,284     946,856,923



19

					XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

 Net income from Master Trust investments, net of administrative expenses for all participating plans for the year ended November 30, 1995:
							 Small
		     International               Company                                Xerox
		       Stock         U.S Stock     Stock      Balanced      Income       Stock
		       Fund          Fund          Fund         Fund         Fund         Fund           Total

Xerox Corporation
Profit Sharing and
Savings Plan      $5,971,976  14,428,298   11,478,711   102,705,332  56,018,591   38,089,557    228,692,465

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
Union of Needletrades,
Industrial and Textile
Employees, A.F.L.-C.I.O.-
C.L.C.               284,275     514,426      410,273     6,531,337     6,937,779    2,452,727     17,130,817

Xerox Corporation
Retirement Income
Guarantee Plan          -           -            -      608,237,890    15,767,773         -       624,005,663

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades, Industrial
and Textile Employees,
A.F.L.-C.I.O.
C.L.C.                  -            -           -       74,686,415     2,280,000         -        76,966,415

XDS Investment Plan     -            -           -           61,563          -            -            61,563

Master Trust
investment
income, net of
administrative
expenses          $6,256,251  14,942,724   11,888,984   792,222,537    81,004,143   40,542,284    946,856,923

*  The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the
Plan level.

20

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

    Statement of Changes in Net Assets of the Master Trust for the year ended November 30, 1994:


						   Small
		     International               Company                                    Xerox       Segregated
		       Stock        U.S Stock     Stock     All Other        Income         Stock         Assets
			Pool          Pool        Pool        Pool            Fund           Fund          Fund          Total
																(see note 4)
Additions:
Transfers in        $11,103,229   7,858,350    6,695,143   126,932,929     71,994,664     8,904,234          -      233,488,549

Investment earnings:
   Interest               9,403   1,787,764      867,612    66,936,509     72,848,224        46,636          -      142,496,148
   Dividends          9,041,094  36,298,979   11,232,148    27,199,478         -          2,269,628          -       86,041,327
   Net App(Dep)      39,332,070 (33,194,137)  29,005,444   (80,651,679)    (2,811,275)   10,312,638          -      (38,006,939)
   Other               (490,147)     31,654       47,866        82,536        256,087          -             -          (72,004)
   Total             47,892,420   4,924,260   41,153,070    13,566,844     70,293,036    12,628,902          -      190,458,532
Total Additions      58,995,649  12,782,610   47,848,213   140,499,773    142,287,700    21,533,136          -      423,947,081

Deductions:
   Administrative Exp 3,757,485   3,619,773    3,684,933    15,744,129      1,613,751        40,968          -       28,461,039
   Transfer out       4,648,473   2,178,149    2,153,359   215,151,406    129,516,572     6,960,078          -      360,608,037

Total deductions      8,405,958   5,797,922    5,838,292   230,895,535    131,130,323     7,001,046          -      389,069,076

Transfers between
 funds/pools         58,044,876 (37,565,445)  71,913,766   (66,395,732)     1,401,360    10,503,948   (37,902,773)         -

Net assets:
Beginning of year   607,668,205 940,960,936  546,559,054 1,907,613,872  1,039,101,520    61,450,214    65,589,163 5,168,942,964

End of year        $716,302,772 910,380,179  660,482,741 1,750,822,378  1,051,660,257    86,486,252    27,686,390 5,203,820,969

21

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

     The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended November 30, 1994:

							  Small
		     International              Company                                 Xerox
		     Stock          U.S Stock   Stock      Balanced        Income       Stock
		     Fund           Fund        Fund       Fund            Fund         Fund             Total

International
Stock Pool        $1,008,818         -           -       43,126,117          -            -         44,134,935

U.S. Stock Pool         -        (292,005)       -        1,596,492          -            -          1,304,487

Small Company
Stock Pool              -            -      1,630,870    35,837,267          -            -         37,468,137

All Other Pool          -            -           -       (2,177,285)         -            -         (2,177,285)

Income Fund             -            -           -             -       68,679,285         -         68,679,285

Xerox Stock Fund        -            -           -             -             -      12,587,934      12,587,934

Total             $1,008,818     (292,005)  1,630,870    78,382,591    68,679,285   12,587,934     161,997,493




22

					XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

 Net income (loss) from Master Trust investments, net of administrative expenses for all participating plans for the year ended November 30, 1994:
							Small
		      International             Company                                  Xerox
		      Stock          U.S Stock   Stock        Balanced     Income        Stock
		      Fund             Fund        Fund         Fund         Fund         Fund           Total

Xerox Corporation
Profit Sharing and
Savings Plan        $990,310    (276,821)   1,597,490     9,409,964   47,427,369    11,922,151     71,070,463

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
Union of Needletrades,
Industrial and Textile
Employees, A.F.L.-C.I.O.-
C.L.C.     .          18,508     (15,184)      33,380       522,951    5,764,599       665,783      6,990,037

Xerox Corporation
Retirement Income
Guarantee Plan          -           -            -       60,518,330   13,354,463          -        73,872,793

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, Union of
Needletrades and Textile
Employees, A.F.L.-C.I.O.-.,
C.L.C        .          -           -            -        7,930,526    2,132,854          -        10,063,380

XDS Investment Plan     -           -            -              820         -             -               820

Master Trust
investment
income, net of
administrative
expenses          $1,008,818    (292,005)   1,630,870    78,382,591   68,679,285    12,587,934    161,997,493

*  The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the
Plan level.



23

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements
(3)  Master Trust (continued)
Master Trust investments are managed by selected investment managers under the direction of the Treasurer of Xerox Corporation.
The Finance Committee of the Xerox Corporation Board of Directors is responsible for establishing investment guidelines, reviewing the investment decisions of the Treasurer and reviewing the investment results of the Master Trust. The Finance Committee of the Xerox Corporation
Board of Directors consists, at present, of five members of the Xerox Corporation Board of Directors, none of whom are officers of Xerox Corporation.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms. Securities and trust funds that are not readily marketable are valued based on comparisons to yields of issues of similar quality and maturities.

The value of the investment contracts with insurance companies and banks is at contract value, which approximates fair value.. In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented:

(i) The average investment yields for the years ended November 30, 1995 and 1994 were 6.9% and 6.7% respectively.

(ii) The crediting interest rates at November 30, 1995 and 1994 ranged from 5.0% to 9.3% and from 4.2% to 10.2%, respectively.

(iii) The fair value, as determined by discounting future cash flows and the market value of underlying investments, at November 30, 1995 and 1994 was approximately $767,473,688 and $811,978,057, respectively. Contract values were $757,177,458 and $853,481,836 at November 30, 1995 and 1994,
      respectively.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The group trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements

(3)  Master Trust (continued)
Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Margin variation represents market fluctuations on future contacts.

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivative most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investments.


(3)  Master Trust (continued)

The net appreciation (depreciation) of investments for the year ended
November 30, 1995 is as follows:

					     U.S.         Small
			  International    Stock        Company       All Other     Income      Xerox
			  Stock Pool       Pool         Stock Pool    Pool          Fund        Stock Fund    Total

Investments at
  fair value:
Short-term and fixed
income investments       $    (65,138)    2,014,943       -        51,373,186  8,921,130        -      62,244,121
Xerox common stock               -             -          -           -            -      37,632,740   37,632,740
Other equity investments   59,007,061   269,349,214  102,753,507  144,946,924      -            -     576,056,706
Investments at estimated
  fair value:
Real estate                      -             -            -       3,810,760      -            -       3,810,760
Other investments                -             -            -      24,332,587      -            -      24,332,587
Total                    $ 58,941,923   271,364,157  102,753,507  224,463,457  8,921,130  37,632,740  704,076,914

26




				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements



The net appreciation (depreciation) of investments for the year ended
November 30, 1994 is as follows:

					    U.S.       Small
			  International    Stock      Company     All Other     Income      Xerox
			  Stock Pool       Pool       Stock Pool  Pool          Fund        Stock Fund    Total

Investments at
  fair value:
Short-term and fixed
income investments       $   (126,020)     (776,284)        -    (72,906,554)  (2,811,275)        -     (76,620,133)
Xerox common stock               -             -            -           -            -      10,312,638   10,312,638
Other equity investments   39,458,090   (32,417,853)  29,005,444 (11,170,424)        -            -      24,875,257
Investments at estimated
  fair value:
Real estate trust
  interests                      -             -            -     (3,774,706)        -            -      (3,774,706)
Other investments                -             -            -      7,200,005         -            -       7,200,005
Total                    $ 39,332,070   (33,194,137)  29,005,444 (80,651,679)  (2,811,275)  10,312,638  (38,006,939)

There are no investments in the Plan that represent 5% or more of Master Trust net assets.

Other investment consist primarily of private placement limited partnerships.

 (4) Segregated Assets Fund - Investment Contracts with Executive
    Life Insurance Company

On April 11, 1991, the California Department of Insurance (CDI) took over Executive Life Insurance Company (ELIC) citing a "serious danger of insolvency" and temporarily suspended all payments on Guaranteed Investment Contracts (GICs) issued by ELIC. Effective April 1, 1991, in order to treat all participants fairly, the affected assets were transferred into a Segregated Assets Fund which will not be available for loans, transfers, withdrawals or distributions until the situation has been resolved.

The Xerox retirement and savings plans have received $64.3 million in payments related to the ELIC investments through November 30, 1995. Subsequent to November 30, 1995, all investments in the fund have been recovered.

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements




(5)  Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. Unit value is calculated monthly by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust and by unaccrued benefit payments and other reconciling items) by units outstanding at the valuation date.



The total number of units and net asset value per unit outstanding at month-end during the year ended November 30, 1995 was as follows:


  International Fund    U.S Stock Fund       Small Co. Fund       Balanced  Fund         Income Fund        Xerox Stock Fund
     Units     Unit     Units      Unit      Units      Unit      Units     Unit       Units      Unit        Units     Unit
  Outstanding  Value  Outstanding  Value   Outstanding  Value   Outstanding Value    Outstanding  Value   Outstanding   Value

December 31:
  60,179,365 $1.071812 37,773,639 $1.004469 36,690,812 $1.087985 50,770,096 $9.492493 127,633,672 $5.675950 19,452,258 $4.367397
January 31:
  60,918,573  1.014148 38,136,110  1.028614 37,916,082  1.075133 50,336,147  9.469626 126,443,369  5.714529 19,906,359  4.823003
February 28:
  60,355,342  1.014879 38,523,405  1.066364 38,579,023  1.110750 49,787,004  9.722490 126,340,743  5.752417 20,183,338  4.925137
March 31:
  59,265,445  1.037801 39,886,643  1.091979 39,875,075  1.146890 49,492,114  9.932212 128,700,201  5.787098 20,253,326  5.223549
April 30:
  59,757,540  1.073252 42,605,238  1.117010 41,842,797  1.168077 50,849,044 10.153442 133,055,469  5.823086 21,157,657  5.479653
May 31:
  59,157,334  1.097675 44,708,195  1.156870 42,787,760  1.184615 50,599,607 10.431708 133,079,193  5.872766 21,500,659  5.071456
June 30:
  59,061,311  1.103583 47,239,526  1.183081 44,598,384  1.242418 50,489,636 10.640895 132,166,538  5.907832 21,626,823  5.239795
July 31:
  59,589,319  1.177333 48,392,446  1.220332 45,029,655  1.315199 50,406,023 11.010881 131,346,391  5.938496 21,508,568  5.334043
August 31:
  59,851,776  1.166430 51,229,145  1.226032 46,283,955  1.338410 50,659,319 11.078072 130,009,224  5.975351 21,393,739  5.434081
September 30:
  60,390,250  1.194367 53,097,498  1.268196 48,525,206  1.369462 50,657,887 11.333167 128,432,861  6.006915 21,073,681  6.033618
October 31:
  61,270,010  1.181537 55,792,291  1.256582 51,361,648  1.302074 50,832,431 11.205960 127,391,276  6.047463 20,901,315  5.824325
November 30:
  61,395,203  1.200176 57,454,326  1.310284 53,063,815  1.341111 50,871,423 11.509480 125,383,818  6.088388 21,155,151  6.193365

The Segregated Assets Fund had 2,584,689 units outstanding and a net asset value of $864,596 at November 30, 1995.


				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements



(5)  Unit Values (continued)

The total number of units and net asset value per unit outstanding at month-end during the year ended November 30, 1994 was as follows:


  International Fund    U.S Stock Fund       Small Co. Fund       Balanced  Fund         Income Fund        Xerox Stock Fund
     Units     Unit     Units      Unit      Units      Unit      Units     Unit       Units      Unit        Units     Unit
  Outstanding  Value  Outstanding  Value   Outstanding  Value   Outstanding Value    Outstanding  Value   Outstanding   Value

December 31:
  29,650,170 $1.128051 25,640,192 $1.020155 20,997,238 $1.047018 51,675,323 $9.567722 133,143,140 $5.312541 15,999,351 $3.836510
January 31:
  36,851,934  1.200937 28,424,934  1.056300 24,434,016  1.092702 52,170,707  9.919163 131,364,750  5.345800 15,844,882  4.206652
February 28:
  42,667,207  1.151156 30,254,067  1.027632 26,883,671  1.089830 52,606,036  9.723347 130,204,457  5.377490 15,666,419  4.193499
March 31:
  51,172,198  1.091995 31,253,596  0.981430 29,297,625  1.035358 52,818,282  9.349340 127,209,798  5.410319 15,380,055  4.131032
April 30:
  57,343,692  1.119416 32,515,538  0.991031 32,198,094  1.044826 53,658,192  9.388670 127,867,116  5.443035 15,510,833  4.274473
May 31:
  58,676,106  1.122803 33,336,553  1.006992 33,694,298  1.037543 53,616,863  9.438358 131,169,340  5.478523 15,507,304  4.377705
June 30:
  59,287,381  1.083635 34,180,296  0.973525 34,564,353  1.006952 53,386,210  9.228455 130,688,663  5.506822 15,911,241  4.261137
July 31:
  60,932,030  1.126868 35,829,007  1.001848 35,461,113  1.030408 53,467,999  9.449647 130,813,058  5.540161 16,577,238  4.454264
August 31:
  60,431,068  1.161954 36,012,798  1.041306 35,182,859  1.089944 53,072,719  9.740418 130,607,925  5.572710 17,059,290  4.696045
September 30:
  60,483,570  1.124887 36,357,693  1.019799 35,160,139  1.089271 52,616,452  9.608760 130,933,162  5.598163 17,819,718  4.681576
October 31:
  60,411,609  1.141573 36,863,237  1.037421 35,238,115  1.101845 51,768,310  9.696911 129,298,227  5.629306 18,147,966  4.492321
November 30:
  60,379,615  1.098006 37,212,480  0.994977 35,647,051  1.070708 51,220,254  9.450125 128,609,197  5.646585 18,825,472  4.336586

The Segregated Assets Fund had 56,486,402 units outstanding and a net asset value of
$18,971,990 at November 30, 1994.

29

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements



(6)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

							 November 30
						    1995               1994
  Net assets available for plan benefits as
  reported in the Plan financial statements  $1,757,842,031      1,495,713,641

  Benefit claims payable reported on line 31g
  of Form 5500                                   (3,525,402)        (4,975,553)

  Net assets available for plan benefits as
  reported in the Plan Form 5500             $1,754,316,629      1,490,738,088

The reconciliation of benefits paid per the financial statements to the Form 5500:

							November 30
						   1995               1994

  Benefits paid to participants as reported in the
  Plan financial statements                    $126,453,141        114,695,572

  Add: Amounts allocated to withdrawing
  participants at November 30                     3,525,402          4,975,553

  Less: Amounts allocated to withdrawing
  participants at November 30, 1994 and 1993,
  respectively                                   (4,975,553)        (2,883,120)

  Benefits paid to participants as reported in the
  Form 5500                                    $125,002,990        116,788,005

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 30 but not yet paid as of that date.

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements



(7)  AMTX, Inc.

AMTX, Inc.is a wholly-owned subsidiary of Xerox Corporation. Effective January 1, 1995, the AMTX, Inc. Employees' Retirement Plan was terminated, and employees' balances were transferred into the Xerox Corporation Profit Sharing and Savings Plan. These employees are now participants in the Plan.

(8)  Subsequent Event

In January, 1996, the Board of Directors approved a three-for-one stock split of the Company's common stock, subject to shareholder approval of an increase in the number of authorized shares from 350 million to 1,050 million shares. Pending shareholder approval, this action will become effective shortly after the 1996 annual shareholders' meeting. The stock split will not impact participants' interest in the Xerox Stock Fund.

											    Schedule 1

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN


		     Item 27a - Schedule of Assets Held for Investment Purposes


					  November 30, 1995
					Description of investment including
  Identity of issuer, borrower,    maturity date, rate of interest,    Historical Cost    Current Value
   lessor, or similar party       collateral, par or maturity value
Investment in Master Trust                     (1)                     $1,444,313,226     $1,703,453,685

Investment in Employees' Loans    Loans to Plan participants,
					  maturity dates through 5/31/09,
					  interest rates from 7.5% to
					  11.5% per annum.                         -                 55,089,047



(1)  See note 3.

32

			  INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants of Xerox Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Xerox Corporation Profit Sharing and Savings Plan (Plan) as of November 30, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of November 30, 1995 and 1994, and the changes in those net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

Rochester, New York
May 10, 1996
33

				   EXHIBIT INDEX

					   Electronic
					   Submission
Exhibit                                    Document
   (b)(1) Accountants' Consent                 2